Exhibit 3.1

Il

AMENDED AND RESTATED

ARTICLES OF INCORPORATOIN

OF

CHICAGO PIZZA ASSOCIATES, INC.

Jeremiah J. Hennessy and Paul A. Motenko:

1.They are the President and Secretary, respectively of Chicago Pizza Associates, Inc., a California corporation.

2.The Articles of Incorporation of this Corporation are amended and restated to read in their entirety as follows:

I

The name of this Corporation is:

CHICAGO PIZZA ASSOCIATES, INC.

II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

This Corporation is authorized to issue two classes of shares designated "Common Stock" and "Preferred Stock," respectively.

A.The number of shares of Common Stock authorized to be issued is Twenty Million (20,000,000), each and all of which shares shall be without par value.  On the effective date of these Amended and Restated Articles of Incorporation, each then outstanding share of Common Stock is split-up, divided and converted into 19,000 shares of Common Stock without par value.

B.The total number of Preferred Shares which this corporation shall have authority to issue is Five Million (5,000,000).  The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of California, to establish from time to time the number of shares to be included in each such series and to fix the

Exhibit 3.1

designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

IV

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

V

The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

3.The foregoing amendment and restatement of Articles of Incorporation has been approved by the Board of Directors of said corporation.

4.The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporations Code.  The total number of outstanding shares of the corporation is 200.  The number of shares voting in favor of the amendment equaled or exceeded the vote required.  The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing Certificate are true and correct of our own knowledge.

Dated: November 25, 1994.

_/s/ Jeremiah Hennessy___________
Jeremiah J. Hennessy,

President

/s/ Paul Motenko__________________

Paul A. Motenko, Secretary